

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 23, 2010

Mr. Paritosh K. Choksi
Executive Vice President, CFO and COO
ATEL Capital Equipment Fund IX, LLC
600 California Street, 6th Floor
San Francisco, CA 94108

RE: **ATEL Capital Equipment Fund IX, LLC**
Form 10-K for the Fiscal Year ended December 31, 2009
Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30,
2010 and September 30, 2010
File No. 0-50210

Dear Mr. Choksi:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Expenses, page 9

1. Please show us how you will revise your MD&A in future filings to more fully explain the underlying reasons for lease impairment losses recognized during each period presented. Please also disclose the extent to which these impairment losses are concentrated within a certain geographic location, type of asset, customer, or industry group.

Capital Resources and Liquidity, page 10

Financing Activities, page 11

2. We note your disclosure here and in Note 6 to the quarterly report for the period ended September 30, 2010. In future filings please list in the exhibit index and file or incorporate by reference, as the case may be, all outstanding material financing agreements or instruments discussed in your disclosure. See Item 601(b)(10) of Regulation S-K.

Item 8 – Financial Statements and Supplementary Data, page 15

Statements of Cash Flows, page 20

3. Please tell us what consideration you gave to presenting the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See FASB ASC 830-230-45-1.

Note 14 – Fair Value Measurements, page 36

4. Please revise your disclosure in future filings to provide all of the disclosures required by FASB ASC 820-10-50. We note your disclosure on page 10 of your Form 10-Q for the period ended September 30, 2010 about the additional disclosures required by ASU 2010-06. However, it appears you have not provided all the disclosures required as of December 31, 2009, prior to the adoption of ASU 2010-06. For example, it does not appear that you have provided a reconciliation of the beginning and ending balances for fair value measurements which use Level 3 inputs. Please show us in your supplemental response what the revisions will look like.

Item 9A(T) - Controls and Procedures

Evaluation of disclosure controls and procedures, page 39

5. Please refer to the second paragraph in this section. In future filings, when alluding to the definition of disclosure controls and procedures, please include the entire definition contained in Exchange Act Rule 13a-15(e), rather than the definition of internal controls over financial reporting in Rule 13a-15(f).

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief